(SBE, Inc. letterhead)

November 9, 2005


VIA EDGAR AND FACSIMILE (202) 772-9210

Mr. Hugh Fuller
Ms. Anne Nguyen
Ms. Barbara C. Jacobs Securities and Exchange Commission Division of Corporate Finance Mail Stop 4561, 100 F Street, NE
Washington, DC 20549

RE:      SBE INC. (the "COMPANY")
         FORM S-3, FILE NO. 333-128490

Ladies and Gentlemen:

         The undersigned registrant hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 5:00 p.m. (Eastern time) on Friday, November 11, 2005, or as soon as practicable thereafter.

         The Company hereby acknowledges that:

         A. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         B. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         C. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

SBE INC.

By:      /s/ David W. Brunton
         ---------------------------
         David W. Brunton
         Vice President, Finance,
         Chief Financial Officer and Secretary

cc:      Jodie Bourdet, Esq.